Exhibit 99.6

Trading Data

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons in respect of the shares of Common Stock since the most recent filing of the Schedule.

STARTEEPO SICAV a.s.

Trade Date	Shares	Purchase Price ($)
07.31.2026	600,000	3.0425
08.25.2026	80,000	2.925
09.03.2026	20,000	3.2002